

April 24, 2015

Via E-mail
Steven A. Hartman
Chief Financial Officer
Penn Virginia Corporation
Four Radnor Corporate Center, Suite 200
100 Matsonford Road
Radnor, PA 19087

> **Re:** **Penn Virginia Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 25, 2015**
> **Response dated March 6, 2015**
> **File No. 001-13283**

Dear Mr. Hartman:

We have reviewed your filing and March 6, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 6, 2015 letter.

Form 10-K for the Fiscal Year Ended December 31, 2013

Properties, page 17

Summary of Oil and Gas Reserves, page 18

Proved Undeveloped Reserves, page 19

1. We have considered the material provided in response to comments number one, three, four and five from our letter dated February 6, 2015, and note the following items:

    •   Development activity related to PUD volumes, as a percentage of total opening PUD volumes, was very low during the years ended December 31, 2011, December 31,

2012 and December 31, 2013. This has been particularly true for the older "layers" of PUD volumes in each of those years.

- Your actual drilling has consistently failed to follow schedules developed as part of your PUD determination. For example, you drilled during 2013 only nine out of fifty locations identified for drilling during that year as part of your December 31, 2012 PUD determination. Similarly, during 2011, 2012 and 2014, you only drilled half of the PUD locations identified for drilling during those years as part of the PUD determinations as of the end of the prior year. For PUD locations scheduled to be 2011, 2012 and 2013, one third were never drilled and were eventually written off.

- For the oldest "layers" in your PUD determinations as of December 31, 2012 and December 31, 2013, drilling had not proceeded according to the initial drilling schedule for the significant majority of PUD locations. For example, of the 109 locations in your 2013 reserve report attributable to 2009, 2010, 2011 and 2012, 47 have been written off as a result of the five year limitation, while only 16 have been drilled and 24 remain scheduled to be drilled in future years. Only 7 wells were drilled or remain scheduled to be drilled according their initial drilling schedules.

- During the years ended December 31, 2012, December 31, 2013 and December 31, 2014, you have written off material PUD volumes due to an inability to comply with the five year limitation.

In view of the consistent variation between the drilling plans underlying your PUD determinations and your actual drilling activities, together with the recurring failure to develop PUD locations within 5 years of initial booking, explain to us your basis for concluding that you have met the reasonable certainty criteria as it relates to proved undeveloped reserves. See the definitions in Rule 4-10(a) paragraphs 22, 24 and 31 of Regulation S-X. Also, see Compliance and Disclosure Interpretation 131.04.

Preparation of Reserves Estimates and Internal Controls, page 19

2. The information provided in response to prior comment number five from our letter dated February 6, 2015 indicates that the drilling schedules for a significant majority of the PUD locations included in your 2012 and 2013 reserves were changed at least once, and up to four times, over the time periods for which they were reported as reserves.

Describe for us the role that your senior management and board of directors have in the review and approval of the annual reserve estimates used for SEC reporting purposes. As part of your response, clarify the extent to which your senior management and Board of Directors, when considering annual reserve estimates and the underlying development plans, are fully apprised or aware of all changes to previously adopted development plans, including all previous deferrals, associated with locations for which PUD reserves continue to be claimed. Additionally, describe the factors that are considered in decisions to continue to defer rather than remove previously approved PUD locations that were not drilled according to previously approved development plans.

Form 10-K for the Fiscal Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Key Developments, page 30

Significant Decline in Commodity Prices and Addition of Crude Oil Hedge Contracts for Calendar Years 2015 and 2016

3.   Discussion on page 10 of your filing indicates that your projections and estimates are based on assumptions as to future prices of crude oil, NGLs and natural gas. Separately, discussion on page 12 indicates that, under your current 2015 business plan, you are projected to be operating near the limits of the leverage permitted by your credit revolver. Tell us whether the estimated prices underlying your 2015 business plan assume increases over current prices. If so, tell us how you evaluated whether the potential variation between your estimated and actual future prices represents a material trend or uncertainty that would require disclosure, including possible quantification in your MD&A. See Item 303(a) of Regulation S-K and Section III.B.3 of Securities and Exchange Commission Release No. 34-48960.

Critical Accounting Estimates, page 46

Oil and Gas Properties

4.   Under the description of your accounting estimates related to proved oil and gas properties, you indicate that "it is possible that impairment would not be appropriate for certain properties that failed the objective assessment based on consideration of other factors, including the timeliness of reserve assignment, among others. Likewise, impairment may be appropriate for other properties that otherwise passed the objective assessment based on the trending of prices, lease expirations and future development plans." Explain to us, in greater detail, how this accounting policy is applied. Address the following:

- Clarify whether the phrase "objective assessment" refers to the comparison of carrying value to undiscounted estimated future cash flows;

- The circumstances under which you determine, and the factors considered in reaching such a determination, that impairment is not appropriate for properties that fail the objective assessment, and;

- The circumstances under which you determine, and the factors considered in reaching such a determination, that impairment is appropriate for properties that do not fail the objective assessment.

    As part of your response, provide us detailed descriptions of specific instances where you applied this policy to avoid and record impairment charges. Also, provide reference to the specific authoritative literature that supports this policy.

Consolidated Financial Statements, page 51

Notes to Consolidated Financial Statements, page 57

Note 16 - Impairments, page 76

5.   Regarding the impairment charge related to your East Texas, Granite Wash and Marcellus regions, tell us the following:

- The factors and assumptions considered in determining the amount and timing of the charge;

- The carrying values of the properties involved before and after the charge;

- How you applied these factors and assumptions to your South Texas properties, and;

- Your basis for concluding that your south Texas properties were not impaired.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant